Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Act II Global Acquisition Corp. on Form S-1 of our report dated February 22, 2019, which includes an explanatory paragraph as to the ability of Act II Global Acquisition Corp. to continue as a going concern, with respect to our audit of the financial statements of Act II Global Acquisition Corp. as of February 15, 2019 and for the period from January 1, 2019 (commencement of operations) through February 15, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Marcum llp

New York, NY

April 5, 2019